FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
April 17, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company
Location: ***4, Marksistskaya Street, 109147, Moscow, Russian Federation***
Issuer's Code: ***04715-A***

Date of occurrence of fact (event, action): ***08.04.2002***
Code: ***1804715A08042002***

Full firm's name of a contractor: Commerzbank (Euroasia) Close Joint Stock Company
Location of the contractor: 14/2, Kadashevskaya Nab., 109017, Moscow, Russian Federation
Postal Address of the contractor: 14/2, Kadashevskaya Nab., 109017, Moscow, Russian Federation
Date of entering into the transaction: 08.04.2002
Description of the transaction: a contract of guarantee

A.N. Buyanov
MTS OJSC Vice-President
Investments & Securities

Information on an important fact (event, action)
related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company
Location: ***4, Marksistskaya Street, 109147, Moscow, Russian Federation***
Issuer's Code: ***04715-A***

Date of occurrence of fact (event, action): *22.03.2002*
Code: *1804715A22032002*

Issuer's body that approved the resolution on this transaction to be implemented: Board of Directors
Full firm's name of a contractor: International Moscow Bank Close Joint Stock Company
Location of the contractor: 9, Prechistenskaya Nab., 119034, Moscow
Postal Address of the contractor: 9, Prechistenskaya Nab., 119034, Moscow
Date of entering into the transaction: 22.03.2002
Description of the transaction: a contract of guarantee

A.N. Buyanov
MTS OJSC Vice-President
Investments & Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ______*______
Name: Mikhail Smirnov
Title: President

Date: **April 17, 2002**

* By: ____________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities